June 23, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E. Washington, D.C. 20549

Attention: Alexandra Barone

Re: Desktop Metal, Inc.

Registration Statement on Form S-3

Filed June 20, 2023

Registration No. 333-271811

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under  the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on June 27, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Desktop Metal, Inc. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Jennifer A. Yoon of Latham & Watkins LLP, counsel to the Company, at (617) 880-4540, or in her absence, Elisabeth M. Martin at (617) 948-6018, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Desktop Metal, Inc.

By:	/s/ Meg Broderick
Meg Broderick
General Counsel

cc: Elisabeth M. Martin, Latham & Watkins LLP

Jennifer A. Yoon, Latham & Watkins LLP